SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2008

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.

1166 Avenue of the Americas

New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

Date:	June 29, 2009	/s/ Alex P. Voitovich
Authorized Representative of the

Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	4-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i	16
Schedule of Assets (Held at end of Year) as of December 31, 2008

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,

the Marsh & McLennan Companies Benefits Administration Committee

and the Participants in Marsh & McLennan Companies 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 29, 2009

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2008	2007
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

SHORT-TERM INVESTMENT FUND	$ 648,105	$ 630,931

INVESTMENTS AT FAIR VALUE (NOTES 2, 3 and 4)	912,190,185	1,301,311,885

INVESTMENTS IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	887,938,477	924,761,050

LOANS RECEIVABLE – PARTICIPANTS	30,946,345	30,643,798

TOTAL INVESTMENTS	1,831,723,112	2,257,347,664

DIVIDENDS AND INTEREST RECEIVABLE	567,412	349,517

EMPLOYER CONTRIBUTIONS RECEIVABLE	20,056,552	6,846,575

TOTAL ASSETS	1,852,347,076	2,264,543,756

LIABILITIES:

OTHER LIABILITIES	-	12,996

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	1,852,347,076	2,264,530,760

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS INCLUDED IN THE MASTER TRUST	23,838,766	(4,533,225)

NET ASSETS AVAILABLE FOR BENEFITS	$1,876,185,842	$2,259,997,535

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS):
Dividends	$ 39,506,460
Interest	939,724
Net depreciation in fair value of investments	(511,899,983)
Plan interest in Master Trust	9,398,614

NET INVESTMENT LOSS	(462,055,185)

CONTRIBUTIONS:
Participant	147,131,060
Employer	40,539,981
Rollovers	11,809,644

TOTAL CONTRIBUTIONS	199,480,685

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(197,645,722)

DECREASE IN NET ASSETS	(460,220,222)

TRANSFERS FROM OTHER PLANS (NOTE 6)	76,408,529

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,259,997,535

End of year	$1,876,185,842

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

(1)	Description of the Plan

General

The Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") is a defined contribution Plan with 401(k), 401(m) and Employee Stock Ownership Plan (“ESOP”) features, which allows eligible participants to contribute from their salary through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, salaried employees who are at least 18 years of age in the United States, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (“MMC” or the "Company") are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Company. The trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer Outsourcing, formerly known as Mercer HR Services (a subsidiary of the Company), is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Benefits Administration Committee controls and manages the operation and administration of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

MMC matches, after completion of one year of service, up to the first six percent of participants’ before and/or after-tax contributions in the following percentages:

•	a core Company matching contribution each pay period of 25% on the first 6% of base pay that participants contributed to the Plan in any pay period

•

a discretionary performance-based matching contribution (0% to 75% matching contribution on the first 6% of base pay that participants contributed in the 2008 plan year) for each participating operating company. On March 2, 2009 MMC contributed $20,056,552 with regard to the discretionary match based on performance for the year ended December 31, 2008, which is included in employer contributions receivable on the statement of net assets available for benefits.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service (“IRS”) annual limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s compensation reaches the IRS compensation limit.

Participants are eligible to direct their Company matching contributions and all of their employee contribution account balances to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions, they are automatically invested in a default fund within the Plan. Through July 8, 2008, the Putnam Fixed Income Fund, held by the Master Trust, was the default fund. On July 9, 2008 the Wellington Vanguard Fund (a qualified default investment alternative) replaced the Putnam Fixed Income Fund as the default fund within the Plan. On November 21, 2008, the Barclays Global Investors LifePath Portfolios (a qualified default investment alternative) replaced the Vanguard Wellington Fund as the default fund within the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged with withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 0% if less than two years of service, 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have at least one hour of service on or after January 1, 2006, vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $3,214 and $374,753, respectively. These amounts will be used to fund future contributions due from MMC. During the year ended December 31, 2008, employer contributions of $1,003,152 were funded from forfeited nonvested accounts.

Payment of Benefits

Participants with vested balances greater than $1,000 who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Loans Receivable-Participants

Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan are generally repaid through weekly and semi-monthly payroll deductions or, at the option of the participant may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the MMC Benefits Handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements (“FASB Statement 157”), as of January 1, 2008 (see Note 4). FASB Statement 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

The FASB issued a series of Staff Position guidelines following the Emergency Economic Stabilization Act of 2008 and the SEC’s study on mark-to-market accounting standards, in which the SEC recommended that the FASB reassess current fair value requirements and impairment accounting models for financial instruments, particularly the evaluation of the need for the current other-than-temporary impairment (“OTTI”) guidance. MMC does not expect these guidelines to have a material impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.

Investment Valuation and Income Recognition

The Plan, along with the Mercer HR Services Retirement Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust includes MMC common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and cash. The fair value of the GICs and synthetic GICs are estimated (see Note 3).

The Plan also has other investments outside the Master Trust that are stated at fair value. Fair Value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. Participant loans are valued at amortized cost, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Deferred-Contribution Health and Welfare and Pension Plans” (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments for these funds.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and 2007 amounted to $82,329 and $1,427,619, respectively (Note 12).

(3)	Investments in Master Trust

The Master Trust holds investments of the Plan and another MMC-sponsored retirement plan (the "Mercer HR Services Retirement Plan") consisting of MMC common stock, guaranteed investment contracts (“GICs”), security backed investment contracts ("synthetic GICs"), and short-term investments. The Northern Trust Company (“Trustee”) holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the MMC Stock Fund or the Putnam Fixed Income Fund. At December 31, 2008, the Plan’s interest in the net assets of the Master Trust was approximately 99.4%.

The following table summarizes the net assets of the Master Trust as of December 31, 2008 and 2007:

	2008	2007
INVESTMENTS:
MMC Stock Fund
MMC, Inc. Common stock at fair value	$321,352,080	$366,047,251
Short-term investment funds at fair value	6,125,087	7,497,519
	327,477,167	373,544,770

Putnam Fixed Income Fund
Guaranteed investment contracts at fair value	263,782,942	248,226,874
Security backed investment contracts at fair value	227,248,242	251,612,756
Short-term investment funds at fair value	74,799,299	55,443,912
Liability for expenses incurred	(110,914)	-
	565,719,569	555,283,542

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	893,196,736	928,828,312

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	24,057,399	(4,566,119)

NET ASSETS OF THE MASTER TRUST	$917,254,135	$924,262,193

The ownership interests in the Master Trust as of December 31, 2008 and 2007 are as follows:

Marsh & McLennan Companies 401(k) Savings & Investment Plan	2008	2007
Investment in Common Stock Fund	$327,360,127	$ 373,477,942
Investment in Fixed Income Fund	584,417,116	546,749,890
Investment in Master Trust	$911,777,243	$920,227,832

Plan’s Percentage Interest in Master Trust net assets	99.4%	99.6%

Mercer HR Services Retirement Plan
Investment in Master Trust	$ 5,476,892	$ 4,034,361

Mercer HR Retirement Plan’s Percentage Interest in Master Trust net assets	0.6%	0.4%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2008:

INVESTMENT INCOME (LOSS) AND EXPENSES:
Net depreciation in fair value of Marsh & McLennan Companies, Inc. Common Stock	$(26,555,148)
Dividends	10,829,643
Interest	25,747,160
Expenses	(425,730)
NET INVESTMENT INCOME	$ 9,595,925

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings & Investment Plan	$ 9,398,614
Mercer HR Services Retirement Plan	$ 197,311

MMC Stock Fund Valuations

The MMC Stock Fund consists of MMC common stock and short-term investment funds. The MMC common stock is reported at fair value based on the closing market price at December 31, 2008 and 2007. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at Net Asset Value as of the reporting date.

Putnam Fixed Income Fund Valuations

The fixed income fund consists of GICs, synthetic GICs and short-term investment funds that primarily consist of high-grade money market instruments with short maturities and are valued at net asset value as of the reporting date.

The investments in GICs and synthetic GICs are part of the Putnam Fixed Income Fund (the “Fund”) managed by the Putnam Fiduciary Trust Company. Investments in GICs and synthetic GICs (collectively, the “Investment Contracts”) are valued at contract value, as determined in good faith by the investment manager (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by plan participants at contract value. In determining Investment Contracts’ fair value, factors such as the benefit responsiveness of the Investment Contracts and, with respect to synthetic GICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities, are considered.

Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the FSP. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or commingled funds composed of such securities) owned by the Fund or, in the case of insurance company separate accounts, owned by the insurance company, that are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). The underlying securities of the synthetic GICs may be either held to maturity or the securities may be bought and sold during the life of the contract. Under specified circumstances, the wrap provider provides liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. The crediting rate is designed to result in the accrual of income over time equal to the cumulative market return on the covered assets net of fees, but without the fluctuations in value typically associated with fixed income securities. The crediting rate is calculated by a formula specified in each wrapper agreement and is typically adjusted quarterly depending on the contract. The key factors that influence future crediting rates for wrapper contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the bonds that back the wrapper contract, and the duration of the underlying investments backing the contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. To the extent the Fund has unrealized and realized losses, the future crediting rates will be lower over time than the then-current market rates to account for this loss. Similarly, if the portfolio generated realized and unrealized gains, future interest crediting rates will be higher over time than the then-current market rates. Additionally, the level and timing of contributions allocated to, and withdrawals from the Fund affects the crediting rate and can result in a different crediting rate than would be the case if the level and timing of contributions and withdrawals were different.

All wrapped contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This protects the participants’ principal and accrued interest. Additionally, the Fund only purchases participating wrap contracts, meaning that future crediting rates will not be affected by participant withdrawals regardless of the market-to-

book ratio of the contract at the time of the withdrawal. Importantly, if the market value is below the book value at the time of the withdrawal, the wrap provider will make up the difference for that withdrawal so that the ratio of the market-to-book remains constant.

The only event or circumstance that would allow the issuers to terminate a fully benefit-responsive contract with the Plan at an amount different from contract value would be if they were provided with willingly fraudulent information about the Plan by Putnam Investment Management. This would constitute a breach of contract and would allow for termination at a value that could be different from contract value.

The average yield of the Investment Contracts based on actual earnings was approximately 4.8% for the year ended December 31, 2008. The crediting interest rate of the Investment Contracts based on interest rate credited to participants was approximately 4.8% at December 31, 2008 and 2007.

(4)	Fair Value Measurements

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$754,903,673	$ -	$ -	$754,903,673
Short-term investment fund	648,105	-	-	648,105
Common collective trusts	-	157,286,512	-	157,286,512
Loans receivable	-	-	30,946,345	30,946,345
Total	$755,551,778	$157,286,512	$30,946,345	$943,784,635

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets Year Ended December 31, 2008 Participant Loans

Balance, beginning of year	$30,643,798
Issuances and settlements (net)	302,547
Balance, end of year	$30,946,345

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at quoted market prices at year-end.
•	Short-term investment funds: High-grade money market instruments valued at net asset value at year-end.
•	Common collective trusts: Valued at the quoted market prices of the underlying investments at year-end.
•	Loans receivable: Valued at amortized cost, which approximates fair value.

	Master Trust Assets
	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

MMC common stock	$321,352,080	$ -	$ -	$321,352,080
Short-term investment funds	80,924,386	-	-	80,924,386
Guaranteed investment contracts	-	263,782,942	-	263,782,942
Security backed investment contracts	-	227,248,242	-	227,248,242
Total Master Trust	$402,276,466	$491,031,184	$ -	$893,307,650

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on the active market where the securities are traded.
•	Short-term investment funds: High-grade money market instruments valued at net asset value at year-end.
•	Guaranteed investment contracts: Valued at fair value based on discounted future cash flows using comparable treasury yields plus a spread as of year-end.
•	Security backed investment contracts: Valued based on the market value of the underlying investments and the replacement cost of the wrap contract.

(5)	Exempt Party in Interest Transactions

The Plan has a short-term investment fund managed by the Northern Trust Company, the Plan’s trustee. The balance in the fund at December 31, 2008 and 2007 was $648,105 and $630,931, respectively. The Plan recorded interest income of $15,011 for the year ended December 31, 2008 related to this fund.

At December 31, 2008 and 2007, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 13,235,980 and 13,826,285 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2008 and 2007 was $321,237,230 and $365,981,758, respectively. The cost of these shares at December 31, 2008 and 2007 was $310,711,324 and $323,031,870, respectively. The Plan recorded dividend income of $10,827,093 for the year ended December 31, 2008 from these shares.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions.

(6)	Transfers from Other Plans

Effective January 1, 2008, employees of Kroll, Inc. and any of its subsidiaries or successors in interest became eligible to participate in the Plan. On August 1, 2008, the account balances of employees who participated in the Kroll, Inc. 401(k) Retirement Savings Plan (the “Kroll Plan”) and the Factual Data Retirement Benefit Plan (the “Factual Data Plan”) were transferred to the Plan. This completed the merger of the Kroll Plan and Factual Data Plan into the Plan. Also during the year, existing Plan balances from the Vogon International, LLC Retirement Plan, the Synhrgy HR Technologies, Inc. Retirement Savings Plan and the Infolink Employees 401(k) Plan and Trust were merged into the Plan. The total transferred into the Plan from these plans was $76,408,529.

(7)	Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2008	December 31, 2007

Putnam S&P 500 Index Fund	$105,056,174	$160,982,473
American EuroPacific Growth Fund	82,149,709 *	132,392,283
Dodge & Cox Stock Fund	140,512,125	264,676,326
T. Rowe Price Mid Cap Growth Fund	103,787,881	165,112,876
Pimco Total Return Fund	117,508,001	87,724,552 *

*	These investment balances do not represent 5% or more of the Plan’s net assets available for benefits in the year reported but were included for informational purposes.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Year Ended December 31, 2008

Mutual funds	$(453,693,340)
Common collective trusts	(58,206,643)
$(511,899,983)

(8)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(9)       Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10)	Other Matters

There are two consolidated ERISA class action suits pending, one in the Southern District of New York and the other in District Court in Maryland, alleging various fiduciary breaches under ERISA against MMC and other alleged fiduciaries of the Plan. As the Plan is not currently a named defendant in either suit, management of the Plan does not believe any adverse determination in either of the matters will have an impact on the Plan’s net assets available for benefits.

The New York suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in MMC stock. The Plaintiffs assert that the fiduciaries knew, or should have known, that MMC was a risky investment and that the stock price was inflated given the Company’s alleged illegal market service agreement related activities, including bid-rigging. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock to Plan participants.

The Maryland suit asserts that it was imprudent for the fiduciary defendants of the Plan to permit the Plan and its participants to invest in Putnam mutual funds and MMC stock because the fiduciaries knew, or should have known, that MMC stock and Putnam mutual funds were imprudent investments given the existence of alleged illegal market-timing activity in some Putnam mutual funds. The complaint also asserts that the Plan fiduciaries failed to provide complete and accurate information concerning the Company’s activities and the riskiness of MMC stock and Putnam mutual funds to Plan participants.

(11)	Subsequent Event

Effective January 1, 2009, the Company replaced its existing 25% company matching contribution with a 50% company matching contribution in the Plan. The 50% company matching contribution will be allocated to contributing participants’ accounts each pay period. The discretionary performance-based company matching feature will no longer apply after the allocation for the 2008 plan year. The matching contributions will apply to employee contributions.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$1,876,185,842	$2,259,997,535
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(23,838,766)	4,533,225
Less: Amounts allocated to withdrawing participants	(82,329)	(1,427,619)

Net assets available for benefits per the Form 5500, at fair value	$1,852,264,747	$2,263,103,141

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended
December 31, 2008:

Benefits paid to participants per the financial statements	$197,645,722
Add: Amounts allocated to withdrawing participants and
accrued on Form 5500	82,329
Less: Prior year amounts allocated to withdrawing participants	(1,427,619)

Benefits paid to participants per Form 5500	$196,300,432

Amounts allocated to withdrawing participants are recorded on
Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2008 but
not reflected as paid as of that date.

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$460,220,222
Less: Amounts allocated to withdrawing participants	(1,345,290)
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	28,371,991

Net loss per Form 5500	$487,246,923

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H; PART IV LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT-TERM INVESTMENT FUND	Common/Collective Trust	$ 648,105
	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	105,056,174
	PUTNAM BOND INDEX FUND	Common/Collective Trust	38,334,621
	BARCLAYS LIFEPATH INDEX 2010 FUND	Common/Collective Trust	991,757
	BARCLAYS LIFEPATH INDEX 2015 FUND	Common/Collective Trust	2,952,050
	BARCLAYS LIFEPATH INDEX 2020 FUND	Common/Collective Trust	2,176,252
	BARCLAYS LIFEPATH INDEX 2025 FUND	Common/Collective Trust	1,680,825
	BARCLAYS LIFEPATH INDEX 2030 FUND	Common/Collective Trust	2,024,825
	BARCLAYS LIFEPATH INDEX 2035 FUND	Common/Collective Trust	1,621,906
	BARCLAYS LIFEPATH INDEX 2040 FUND	Common/Collective Trust	1,189,687
	BARCLAYS LIFEPATH INDEX 2045 FUND	Common/Collective Trust	556,834
	BARCLAYS LIFEPATH INDEX 2050 FUND	Common/Collective Trust	455,718
	BARCLAYS LIFEPATH INDEX RETIREMENT	Common/Collective Trust	245,863
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	36,552,423
	PUTNAM INTERNATIONAL EQUITY FUND	Registered Investment Company	46,084,006
	PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	16,519,930
	DODGE & COX STOCK FUND	Registered Investment Company	140,512,125
	GOLDMAN SACHS CAPITAL GROWTH FUND	Registered Investment Company	30,590,205
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	43,666,163
	PIMCO TOTAL RETURN FUND	Registered Investment Company	117,508,001
	T. ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	103,787,881
	PUTNAM MID CAP VALUE FUND	Registered Investment Company	19,752,118
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	27,628,962
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	82,149,709
	T. ROWE PRICE BLUE CHIP GROWTH FUND	Registered Investment Company	25,012,370
	VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND	Registered Investment Company	25,492,777
	VANGUARD WELLINGTON FUND	Registered Investment Company	39,647,003
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2033 at interest rates from 4% to 10.5%.	30,946,345
			$943,784,635

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.